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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                              ____________________

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                           SMT HEALTH SERVICES INC.
                           (Name of Subject Company)

                           SMT HEALTH SERVICES INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE,
                         (Title of Class of Securities)

                                  784585 10 1
                     (CUSIP Number of Class of Securities)

                                Jeff D. Bergman
         Chairman of the Board, Chief Executive Officer and President
                           SMT Health Services Inc.
                              10521 Perry Highway
                          Wexford, Pennsylvania 15090
                                (412) 933-3300

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing this Statement)

                                  Copies to:

                              Ronald Basso, Esq.
                  Buchanan Ingersoll Professional Corporation
                               One Oxford Centre
                         301 Grant Street, 20th Floor
                           Pittsburgh, PA 15219-1410
                                 412-562-3943

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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (as may be amended from time to time, the "Schedule 14D-9") filed on June 30, 1997 by SMT Health Services Inc., a Delaware Company (the "Company"), with the Securities and Exchange Commission (the "Commission"), relating to the tender offer (the "Offer") by Three Rivers Holding Corp., a Delaware corporation ("Parent") and its wholly-owned subsidiary Three Rivers Acquisition Corp., a Delaware corporation ("Purchaser"), to purchase all outstanding shares of Common Stock (the "Shares") at $11.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 30, 1997 (the "Offer to Purchase") and the related letter of transmittal (which, as amended and extended from time to time, together constitute the "Offer").

     All capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 14D-9. In connection with the foregoing, the Company is hereby amending the Schedule 14D-9 as follows:

ITEM 3. IDENTITY AND BACKGROUND

     Item 3(b)(1) is amended and supplemented to amend the Information Statement, furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1, which is Annex A to the 14D-9 and is incorporated by reference therein.

     The first sentence of the third paragraph under the heading "Board of Directors and Executive Officers of the Company-General" in the Information Statement is hereby deleted and replaced in its entirety with the following:
"Parent has informed the Company that it will choose five of the Parent Designees from the persons listed on Schedule I of the Offer to Purchase."

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 is amended and supplemented to add the following information:

     On July 24, 1997, the Company issued a press release, a copy of which is attached hereto as Exhibit (d)(1) and incorporated herein by reference in its entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is amended and supplemented to add the following exhibits which are filed herewith:

(d)(1) Press Release issued by the Company on July 24, 1997.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:  July 24, 1997      SMT HEALTH SERVICES INC.



                           By:    /s/ Jeff D. Bergman
                                  ---------------------------------------------
                                  Name:  Jeff D. Bergman
                                  Title:  Chairman, Chief Executive Officer
                                            and President

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                                 EXHIBIT INDEX

Exhibit No.                                 Exhibit
-----------    --------------------------------------------------------------

 99.D1         Press Release issued by the Company on July 24, 1997.






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